UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-15094

Mobile TeleSystems Public Joint Stock Company
(Exact name of registrant as specified in its charter)

4 Marksistskaya Street Moscow 109147 Russian Federation Telephone: +7 495 223 20 25
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value 0.10 Russian Rubles per Common Share American Depositary Shares, each representing two Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.       Mobile Telesystems Public Joint Stock Company (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on July 6, 2000.

The Company’s American Depositary Shares (the “ADSs”), each representing two common shares with a par value of 0.10 Russian rubles per share (the “Shares”), commenced trading on the New York Stock Exchange (“NYSE”) on July 6, 2000. On February 28, 2022, trading in the Company’s ADSs on the NYSE was halted. The Company’s ADSs were delisted from the NYSE effective August 8, 2022.

B.       The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in May 2002.

Item 3. Foreign Listing and Primary Trading Market

A.       The Moscow Exchange (“MOEX”), in Russia, is the primary trading market of the Shares.

B.       The Shares were first listed for trading on MOEX in December 2003. The Company has maintained this listing for at least 12 months preceding the filing of this Form 15F.

C.       The percentage of trading in the Shares that occurred in Russia for the 12-month period preceding the date hereof was 100%.

Item 4. Comparative Trading Volume Data

A.       The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from December 1, 2022 through November 30, 2023 (both dates inclusive).

B.       The average daily trading volume of the Company’s Shares and ADSs (when expressed in terms of the underlying Shares) in the United States (both on-exchange and off-exchange) was nil during the foregoing 12-month period. The average daily trading volume of the Company’s Shares worldwide was 3,460,162 Shares for the same 12-month period.

C.       The average daily trading volume of the Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Shares on a worldwide basis for the period described in Item 4.A of this Form 15F was nil.

D.       The Company’s ADSs were delisted from the NYSE effective August 8, 2022. As of that date, the average daily trading volume of the Company’s Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was 56%.

E.       The Company terminated its ADS program with respect to the ADSs effective July 13, 2022.

F.       The Company used MOEX and Bloomberg as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6. The Company analyzed its United States’ share trading relating to its Shares and ADSs using Bloomberg and analyzed its non-U.S. global share trading relating to its Shares and ADSs using MOEX.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 28, 2023. The press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on December 28, 2023.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://ir.mts.ru/home

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)      The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)      Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)      It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Mobile Telesystems Public Joint Stock Company has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Mobile Telesystems Public Joint Stock Company certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 28, 2023	Mobile TeleSystems Public Joint Stock Company

	By:	/s/ ALEXEY A.KATUNIN
	Name:	Alexey A. Katunin
	Title:	Vice President, Finance and Chief Financial Officer